Exhibit 1.03

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Signs Agreement with SK Telecom to License Digimon Online Games for North America
and China

Digimon Games Based on the Widely Popular Series of Cartoons, Comics, Trading Cards and Toys

BEIJING, ATLANTA, March 10, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has licensed “Digimon RPG” and “Digimon RPG2,” the massively multiplayer online role playing games (MMORPG) based on a Japanese television animated series, for distribution in North America and The People’s Republic of China from SK Telecom, a leading mobile telecommunications operator in South Korea.

Digimon RPG is based on a series of very popular Japanese animated television shows called, “Digimon Adventure,” “Digimon Adventure 02,” “Digimon Tamers,” and “Digimon Frontier.” Digimon RPG2 (currently the tentative name with an official name to be decided prior to launch date) is a 3D MMORPG version based on the next series of the TV shows listed above for Digimon RPG, as well as a popular series of shows called “Digimon Savers.”

The “Digimon Savers” and “Digimon Adventure” series, produced by Toei Animation Co., Ltd., is a widely-known Japanese animated line of media and merchandise that includes a cartoon series, anime, manga-style comics, toys, trading card games and other media. The media network for the Digimon series currently includes a popular Digimon Savers cartoon television series running on Toon Disney, and 13 video game titles available in North America.

Digimon RPG and Digimon RPG2 are developed by Digitalic and are also jointly planned by Digitalic and Bandai Korea Co., Ltd. CDC Games intends to launch Digimon RPG in North America  later this year. Digimon RPG2 is currently under development and is expected to be launched first to the Korea market later this year.

“We are very pleased to license Digimon RPG and Digimon RPG2 to CDC Games,” said Yongbo Cho, Online Game Business team leader, SK Telecom. “Digimon RPG has been very well received in Korea which is one of the world’s most competitive online games markets. With CDC Games’ impressive global infrastructure, deep expertise in the global gaming market and its successful track record in the world’s largest online games market, we believe Digimon RPG will be very successful in both the U.S. and China.”

“This is the first massively multiplayer online game based on the Digimon world,” said Jeffrey Longoria, president of CDC Games International. “With one of the most widely recognized names around the world, this family-friendly game is targeted at the millions of Digimon fans who have enjoyed the last 10 years watching the worldwide syndicated cartoons, have played more than a dozen different Digimon console and handheld video game titles, and enjoyed the world-wide phenomenon of the popular collectible card game. Now for the first time, Digimon fans along with their favorite friends from all over North America, can interact with this amazing world and each other in a whole new exciting way.”

Digimon RPG and Digimon RPG2 are the latest in several new games licensed in North America and the People’s Republic of China by CDC Games International (CGI). CGI already has launched games outside of China, including Minna de Battle in Japan and Lunia in North America.

About SK Telecom

SK Telecom (NYSE: SKM, KSE: 017670) is the top wireless communication provider in Korea, where it has more than 20 million subscribers taking up more than 50% of the total market. The company, established in 1984, reached KRW 10 trillion (USD 10.7 billion) in revenue in 2005. SK telecom was the first to launch and commercialized CDMA, CDMA 2001x, CDMA EV-DO and HSDPA networks, and it currently provides cellular, wireless internet, mobile media, global roaming service and more. For more information please visit www.sktelecom.com/eng

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 136 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games International to launch and market Digimon RPG and to develop, launch and market Digimon RPG2, the success of Digimon RPG and Digimon RPG2 in the market; the success of the cartoon series and other Digimon media, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. . Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.